EXHIBIT 99.5

ASSIGNMENT

THIS ASSIGNMENT made this 29th day of September, 2001, by and between Michael J. Daniels ("Assignor") and M.C.F.T.Y. NATIONAL d/b/a Post Express ("Assignee"):

WITNESSETH, that for valuable consideration in hand paid by the Assignee to the Assignor, receipt of which is hereby acknowledged, the Assignor hereby assigns and transfers to the Assignee all of his right, title and interest in and to one 1997 Honda 3-Door Civic, Vehicle Identification Number 2HGEJ6441VH121045, a copy of the title of which is annexed hereto. Provided, however, no warranties of any kind whatsoever are made incident to this Assignment.

IN WITNESS WHEREOF, the Assignor has executed this Assignment on the day and year first above written.

/s/ MICHAEL J. DANIELS	/s/ DIANE J. HARRISON
Michael J. Daniels	Diane J. Harrison, President
Assignor	M.C.F.T.Y. NATIONAL d/b/a Post Express
Assignee